

MUNDOVAL FUND

GLOBAL VALUE INVESTING

It's Not Too Late to Make a 2011 IRA Contribution

What exactly is an IRA? An IRA, or Individual Retirement Account, is an investment vehicle designed to help you save for retirement that may offer tax advantages.

What's the IRA contribution deadline? Contributions for 2011 can be made until April 17, 2012.

How much can I contribute to an IRA? For 2011 and 2012, up to $5000, $6000 if you are age 50 or older.

What's the difference between a Traditional and a Roth IRA? If certain requirements are met, withdrawals from a Roth IRA are tax-free and can be made after age 59 1/2. Withdrawals from a Traditional IRA, however, are taxable at distribution. Like a Roth IRA, withdrawals from a traditional IRA *may* begin at age 59 1/2, but *must* begin by age 70 1/2.

Can I invest my IRA in the Mundoval Fund? Yes. A simple application is required and can be downloaded by clicking here.

Will my IRA options change according to my income, age, and other factors? Yes. To learn more about how you may benefit from an IRA, consult www.irs.gov or your tax planning professional.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 1/31/12

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	32
2011 Turnover:	44%
Net Assets:	$12.6 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.50%

No sales loads or distribution fees

Contact Us

We want to hear from you!

Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE. # 210
LA JOLLA, CA 92037